SportsMap Tech Acquisition Corp.

5353 West Alabama, Suite 415

Houston, Texas 77056

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	SportsMap Tech Acquisition Corp.
Registration Statement on Form S-1
File No. 333-259912

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, SportsMap Tech Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on October 18, 2021, or as soon thereafter as possible on such date.

Very truly yours,

SportsMap Tech Acquisition Corp.

By:	/s/ David Gow
Name: David Gow
Title: Chief Executive Officer